Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): UPDATE IN RELATION TO VOLCANIC ERUPTION IN CHILE

Marine Harvest would like to update the financial market on the recent Calbuco volcanic eruption. We are pleased to report that all our employees affected by the eruption are safe and we have not reported any injuries to staff. We have clearly defined emergency routines in place for such potential events, and are pleased to see that our staff has responded well in the current unfortunate circumstances.

We have two sites located within the 20 kilometre exclusion zone put in place by the national emergency office ONEMI. Rio Blanco is a fresh water hatchery handling eggs and producing fry, and Copihue is a broodstock facility. Volcanic material and landslides have affected such operations adversely. In this incident 6.8 million fry, 2.4 million eyed eggs and around 3,700 broodstock have been lost.

We are currently in close dialogue with our insurance supplier. Our preliminary assessment is that insurance proceeds related to physical assets will exceed asset net book values. In addition, we have insurance coverage of our biomass. We are in discussion with our insurance provider if the recorded value qualifies for full recovery. The outcome of such discussions is at this stage uncertain.

Our stocking plans and expected harvest volumes for 2015 and 2016 will not be affected by the aforementioned events.

Our sea water operations in Region X and Region XI have not been affected by the volcanic eruption.

Forward-looking Statements
This press release may be deemed to include forward-looking statements, such as statements that relate to effects of the volcanic eruption, insurance proceeds, stocking plans, harvest volumes and other relevant items in this regards. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may," "will," "may", "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.